                                                                    EXHIBIT 99.2

                            EXECUTIVE COMPENSATION

The following table sets forth information regarding the compensation of the Company's Chief Executive Officer and its other executive officers for each of the last three fiscal years.

                          Summary Compensation Table
                          --------------------------

                                   Annual Compensation/1/   Long-Term Compensation
                                 -------------------------  ----------------------
                                                                  Securities
       Name and                                                   Underlying             All Other
 Principal Position/2/     Year  Salary ($)   Bonus ($)/3/        Options (#)       Compensation ($)/4/
 ---------------------     ----  ----------   ------------        -----------       -------------------
Clifford R. Hinkle         1995   31,994/3/          -               16,250                      -
President & Chief          1994      -               -                  -                        -
Executive Officer          1993      -               -                  -                        -

Fred O. Drake, Jr.         1995   15,833             -                2,500                 77,400
Former Chairman of         1994  190,000         117,092              8,125                  1,932
the Board and Chief        1993  238,500/6/       85,300             12,500                  2,340
Executive Officer

David J. McLaurin          1995  180,000/7/       75,000              2,500                  2,452
Former President &         1994   97,500          53,000              8,125                  2,249
Chief Executive Officer    1993  104,600/7/       45,300             12,500                  2,182

J.C. Ogier Mathewes        1995  125,000          62,500              2,500                  1,563
Vice President &           1994   97,500          26,500              8,125                  1,210
Chief Financial Officer    1993   65,040          22,549              6,250                    -

Douglas I. Kinzer          1995  123,586          62,500              2,500                  2,695
Vice President and         1994  108,160          52,500              8,125                  2,406
Chief Operating            1993  100,000          18,900             12,500                  2,317
Officer

/1/ All compensation required to be disclosed in the column "Other Annual
    Compensation" such as perquisites and other personal benefits received by each named executive officer (including car use allowance) in each instance aggregated less than the lesser of $50,000 or 10% of each officer's annual salary and bonus.
/2/ See page 2 of this proxy statement for a description of the changes in management through June 1995.
/3/ Cash awards are made to executives based upon the individual's contribution to the attainment of overall company objectives and individual goals. Cash awards are paid annually during the year following the year-end performance review.
/4/ Except with respect to Mr. Drake, these figures reflect the Company's contribution to the Company 401-K Plan on behalf of the named executive. Under 401-K Plan, the Company contributes to each participant's account 25% of the participant's contribution limited to not more than 2% of participant's earnings. The $77,400 paid to Mr. Drake represents a severance payment on account of his termination of employment with the Company and was paid to his beneficiary subsequent to his death in May 1994.
/5/ Mr. Hinkle was named President and Chief Executive Officer in April 1995, with an annual salary of $150,000. Of the $31,994 Mr. Hinkle received in fiscal 1995, $21,705 represents fees for services as a director prior to his employment with the Company.
/6/ Includes $50,000 deferred compensation for the year 1993. The Company had accrued amounts annually to a deferred compensation account for Mr. Drake. On April 15, 1994 the Company and Mr. Drake entered into an agreement whereby the Company satisfied its obligation for the payment of deferred compensation by the payment of the present value of the deferred compensation in the amount of $463,000.

/7/Includes $30,000 and $17,500 in deferred compensation for the years 1993 and 1995, respectively. Mr. McLaurin's deferred compensation plan provided for deferred compensation of $30,000 per year for a two-year period, with 10-year vesting at 10% per year. The Company and Mr. McLaurin agreed in March 1994 to terminate this agreement effective April 30, 1994. It was further agreed that the previously deferred compensation would be fully vested and a payment of $47,500 in May 1994 satisfied the Company's obligation for payment of Mr. McLaurin's deferred compensation.


The following table sets forth information regarding grants of stock options made during fiscal year 1995 to each of the named executive officers.

                   Option/SAR Grants in Last Fiscal Year/1/

                                                                                         Potential Realized Value
                                                                                          at Assumed Annual Rates
                                                                                        of Stock Price Appreciation
                                        Individual Grants                                for Option Term (10 yrs.)*
                                        -----------------                               ---------------------------
                    Number of     % of Total
                    Securities     Options
                    Underlying    Granted to               Grant
                     Options      Employees     Exercise    Date
                    Granted/2/       in          Price     Market    Expiration
                       ($)        Fiscal Year    (S/sh)    (S/sh)       Date          0% $         5% $          10% $
                    ----------    -----------   --------   ------    ----------       ----         ----          -----
Clifford R. Hinkle     16,250       12.7         8.475      8.625     9/15/2004       -0-         86,694        219,456
Fred O. Drake, Jr.      2,500        2.0         9.800      9.750     6/15/2004       -0-         15,410         39,053
David J. McLaurin       2,500        2.0         9.800      9.750     6/15/2004       -0-         15,410         39,053
J.C. Ogier Mathewes     2,500        2.0         9.800      9.750     6/15/2004       -0-         15,410         39,053
Douglas J. Kinzer       2,500        2.0         9.800      9.750     6/15/2004       -0-         15,410         39,053

*The dollar gains under these columns result from calculations assuming 0%, 5% and 10% growth rates as set by the Securities and Exchange Commission and are not intended to forecast future price appreciation of the Common Stock. The gains reflect a future value based upon growth at these prescribed rates.

It is important to note that since the exercise price of the options granted was approximately equal to the fair market value of the Common Stock on the date of grant, the options will have value to the listed executives and to all option recipients only if the stock price advances beyond the exercise price shown in the table during the effective option period.

/1/ No SARs were awarded in the 1995 fiscal year.
/2/ These awards were made pursuant to the 1989 Plan. Under this plan, the option exercise price is the average daily per share closing price for the five consecutive trading days immediately preceding the date of grant. The 1989 Plan is currently open to participation by officers and employees of the Company and its subsidiaries who were selected by the Compensation and Stock Option Committee appointed by the Company's Board of Directors. The Committee determines the dates after which options granted under this plan may be exercised. All options granted in fiscal 1995 were available for exercise at date of grant. The 1989 Plan also provides for an annual automatic grant to non-employee directors of the Company. The options granted to Mr. Hinkle represent options automatically granted to him as a non-employee director. The grant to Mr. Drake was earned by him during his tenure as Chief Executive Officer during fiscal 1995 and paid to his beneficiary subsequent to his death.
/3/ The assumed annual rates of appreciation of five and ten percent would result in the price of the Company's Common Stock increasing to $13.81 and $21.98, respectively for Mr. Hinkle and $15.964 and $25.421, respectively for the remaining named executives.

              Aggregated Option/SAR Exercises in Last Fiscal Year
              --------------------------------------------------
                     and Fiscal Year-End Option/SAR Values
                     -------------------------------------

The following table provides information regarding the exercise of options during the Company's last fiscal year and the number and value of unexercised options held at year end by each of the named executive officers.

                                                  Number of Securities
                         Shares                        Underlying       Value of Unexercised
                        Acquired                      Unexercised           In-the-Money
                           on           Value        Options/SAR's          Options/SAR's
    Name              Exercise (#)  Realized ($)    at FY-End (#)/1/      at FY-End (5)/1/
    ----              ------------  ------------  --------------------  --------------------
Clifford R. Hinkle        -0-           -0-             16,250                   -0-
Fred O. Drake, Jr.      91,563        233,568            2,500                   -0-
David J. McLaurin         -0-           -0-             31,875                43,826
J.C. Ogier Mathewes       -0-           -0-             13,750                 3,494
Douglas I. Kinzer         -0-           -0-             34,375                87,469

/1/ All options listed in this table are currently exercisable.

                           COMPENSATION OF DIRECTORS

Each Director who is not a Company employee, other than the Chairman of the Board, is entitled to a fee of $2,000 per quarter, regardless of attendance at meetings, a fee of $1,000 for each Directors' meeting attended and a fee of $500 for each committee meeting attended. The Chairman of the Board receives an annual fee of $20,000. The Company paid a total of $117,952 in Directors' fees during fiscal 1995. In addition, Directors who are not officers of the Company receive, as part of their annual compensation as Directors, options to purchase 10,000 shares of Common Stock ("Directors' Options"). The Directors' Options are awarded effective upon each Director's election or reelection to the Board, expire ten years from the date of grant and have an exercise price equal to the average daily per share closing price for the five consecutive trading days immediately preceding the date of grant.

                    EMPLOYMENT CONTRACTS AND TERMINATION OF
                 EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

On February 19, 1991, the Company entered into an employment agreement with Fred
O. Drake, Jr., for a period of three years commencing on November 16, 1991 and ending on November 17, 1994. This agreement provided for a minimum annual compensation of $190,000 plus an annual bonus equal to five percent of pre-tax net profits of the Company that exceeds $1,200,000. Following Mr. Drake's death in May 1994, the annual bonus for fiscal 1995 due under this agreement was payable to his estate. In addition, under a predecessor employment agreement, Mr. Drake's estate is entitled to receive deferred compensation in an amount equal to $60,000 per year for ten years following Mr. Drake's death.

In April 1994, the Company and Mr. Drake agreed to amend his 1991 employment agreement. The amendment provided for the Company to satisfy its obligation under the predecessor employment agreement for the payment of deferred compensation and to extinguish the Company's liability by the payment of the present value of the deferred compensation in the amount of $463,000. The payment was made and the Company's liability as extinguished in April 1994. The amended agreement also provided for $77,400 additional compensation upon retirement or other termination of Mr. Drake. After Mr. Drake's death in May 1994, the $77,400 additional compensation was paid to Mr. Drake's wife, Roberta Drake, in June 1994. The amendment also provided for the Company to loan Roberta Drake, upon request, the sum of $136,000 bearing interest at the rate of 6.25% payable in 120 equal consecutive monthly installments, including both principal and interest. The request for such loan was made in April, 1995. The purpose of this loan was to aid Roberta Drake in the payment of income taxes resulting from the death of Mr. Drake. The largest aggregate amount of debt outstanding at any point in time to from the death of Mr. Drake. The largest aggregate amount of debt outstanding at any point in time to the date hereof was $136,600. As of June 15, 1995 the amount outstanding under the loan agreement was $135,778.

In April 1995, Mr. Hinkle succeeded Mr. McLaurin as President and Chief Executive Officer of the Company. In compensation for his services, the Company has agreed to pay Mr. McLaurin $10,000 per month from the date of his departure as President and Chief Executive Officer in April 1995 through December 1995 in his present capacity as Company advisor.

On March 13, 1995, the Board of Directors approved a Severance Benefits Plan for the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Treasurer and Corporate Secretary of the Company. Effective June 30, 1995, the Company entered into Severance Benefits Agreements with Messrs. Hinkle, Mathewes, Kinzer and Ms. Harris. The Agreements provide for a severance payment in the amount of one times the executive's base salary in the event he or she is terminated by the Company without cause or if the executive terminates employment with the Company for Good Reason following a Change of Control. These Agreements have no set termination date.

Change of Control is defined as the first to occur of any of the following: (i) any consolidation or merger of the Company in which the Company is not the surviving entity, or any sale, lease, exchange or other transfer of all or substantially all of the Company's assets, or the liquidation of the Company,
(ii) the acquisition by any entity of a majority of the outstanding voting securities of the Company, or (iii) during any consecutive twenty-four month period, individuals who at the beginning of such period constitute the entire Board of Directors cease for any reason to constitute a majority thereof, unless approved by the members of the Board of Directors at the beginning of such period or their successors elected by such Board members.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Mr. Pennington (Chairman), Mr. Douglass and Dr. Lindsey. None of such members of the Compensation Committee is or has been an officer or employee of the Company.

Mr. Pennington is a founder of the Pennington & Haben, P.A. law firm which provides certain legal services for the Company. Mr. Douglass is a partner in Douglass, Powell & Rudolph, P.A. which provides legal services to the Company (see "Certain Relationships and Related Transactions"). Executive officers who participated in the committee meetings during fiscal 1995 include Mr. Hinkle, Mr. McLaurin and Mr. Mathewes.

             REPORT OF THE COMPENSATION AND STOCK OPTION COMMITTEE
                           ON EXECUTIVE COMPENSATION

The Compensation and Stock Option Committee of the Board of Directors, a committee of outside directors, offers this report regarding compensation policies for executive officers and the Chief Executive Officer of the Company.

        The Company's overall compensation objective is to:

                Attract, motivate and retain quality executives which are critical to achieving corporate objectives and increasing shareholder value;

                Have a compensation structure which will support the Company's philosophy of moving potential leaders throughout the organization, exposing them to the many types of markets and operations;

                Reinforce strategic performance objectives through the use of incentive compensation programs; and

                Create equity based plans which are structured to allow the executive to share the rewards and risk of strategic decision making.

From time to time, the committee works with compensation consultants to assist with the design, communication and implementation of compensation plans.

Fiscal Year 1995 was a time of transition. Mr. Fred O. Drake, Jr. resigned from his duties as Chief Executive Officer in May 1994 and Mr. David McLaurin assumed these additional duties. Mr. McLaurin resigned as President and Chief Executive Officer in April 1995 and Mr. Clifford Hinkle assumed those duties. Mr. Douglas Kinzer assumed the responsibilities of Chief Operating Officer in June 1994.
Dr. Fred Lindsey assumed the responsibilities of the Chairman of the Board of Directors in June 1994 after the death of Mr. Drake. The new leadership team is committed to the same standards of excellence that had been established.

Components of Executive Compensation - There are four primary components of executive compensation which are: (1) base salary, (2) annual incentive bonus,
(3) stock options and (4) benefits.

Base Salary - Base salaries of senior executives are reviewed annually and increases are based on base salaries of other executives with similar responsibilities in companies of similar size, business and complexity. It is the Company's policy to offer base salaries that are generally competitive with such similar companies. Also taken into consideration is each executive's experience in his position with the Company and the executive's performance over a sustained period of time. Increases in base salaries are based on a subjective determination by the Stock Option and Compensation Committee based on all of the above factors.

Neither Mr. Drake nor Mr. McLaurin received an increase in base pay for fiscal 1995. Mr. Hinkle assumed the responsibilities of President and Chief Executive Officer at the same salary level as Mr. McLaurin had received in the same position.

Annual Incentives - The Company has established an annual incentive plan for certain executive officers and various members of management through which bonuses are awarded based on the attainment of various corporate performance goals. The corporate performance goals such as pre-tax income, total revenues and other targets are set in the preceding fiscal year. The CEO's input is considered when setting measures and goals for other executive officers. For fiscal 1995, bonuses were based on the Company's achievement of target pre-tax earnings, as set by the Board of Directors "Bonus Target," and awarded as a percent of base salary with a maximum bonus of 70% of base salary awarded for attainment of 130% of the Bonus Target and no bonus awarded for less than 90% attainment.

Mr. McLaurin was granted a $75,000 annual incentive award for fiscal 1995, based on the Company's achievement of 103% of Bonus Target. Because Mr. Hinkle assumed the position of Chief Executive Officer so late in fiscal 1995, he received no annual incentive award.

Stock Options - The Company has adopted and maintains the 1989 Stock Option Plan (the "Stock Option Plan") to provide for the grant of stock options to its executive officers. Options provide executive officers the opportunity to buy and maintain an equity interest in the Company and to share in the appreciation of the value of the stock. Because the exercise price of options granted under the Stock Option Plan is generally equal to the fair market value of the stock, stock options only have value for the executive officers if the stock price appreciates in value from the date the options are granted. The number of stock options granted executive officers during fiscal 1995 was based upon the Company's net income for fiscal 1994 and the change in the Company's stock price compared with the S&P 500 Index.

Mr. McLaurin was awarded 2,500 stock options during fiscal 1995 based upon the Company's net income for fiscal 1994. Options awarded to Mr. Hinkle for fiscal 1995 were for his services as a non-employee director.

Benefits - Benefits offered executive officers provide protection against financial catastrophes that can result from illness or death. An additional benefit offered is in the area of assisting the executives in planning and providing for retirement income. Benefits offered executive officers are largely those that are offered to all employees.

The Compensation Committee believes the executive compensation policies serve the best interest of the shareholders and the Company. This compensation is intended to be linked to the Company's performance.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows corporate tax deductions for compensation in excess of $1,000,000 paid to the Chief Executive Officer and each of the next four most highly paid officers of the Company unless such compensation is deemed performance related within the meaning of Section 162(m). None of the Company's officers receive compensation from the Company in excess of $1,000,000. For this reason, the Compensation and Stock Option Committee has not yet adopted any general policy regarding compliance with Section 162(m) of the Code.


Carl R. Pennington, Jr. (Chairman)
W. Fred Lindsey, M.D.
W. Dexter Douglas